UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2012

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

(Exact name of registrant as specified in its charter)

Unit 1010-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

VALUATION REPORT REGARDING ROOFTOP SOLAR PROJECT DEVELOPMENT RIGHTS; ENTRY INTO SUBSCRIPTION AGREEMENT WITH CHINA MERCHANTS NEW ENERGY GROUP LIMITED

As previously reported, on January 16, 2012, China Technology Development Group Corporation (Nasdaq: CTDC; “we” or “the Company”) entered into a Framework Agreement with GCL-Poly Investment Limited (“GCL”) and China Merchants New Energy Group Limited (“CMNE”) to set out their intentions and plans to cooperate on development of roof-top solar power plants and systems in the USA and China (the “Framework Agreement”).

Pursuant to the Framework Agreement, among other things, it was contemplated that CTDC, GCL and CMNE would restructure Sinofield Group Limited (“Sinofield”), CTDC’s wholly-owned subsidiary, as a platform to realize their cooperation on roof-top solar plants in China. The Framework Agreement provided that GCL would subscribe for and purchase newly issued shares of Sinofield in consideration for HK$48 million in cash, and it was expected that GCL would become a 20% shareholder of Sinofield upon closing of the transaction. The Framework Agreement also provided that CMNE would acquire newly issued shares of Sinofield in consideration for contributing exclusive rights to develop at least 180 MW roof-top solar plants in China (the “Exclusive Development Rights”), and it was expected that CMNE would become a 55% shareholder of Sinofield upon closing of the transaction. The Exclusive Development Rights are mainly comprised of 25-year exclusive rights to develop solar plants on warehouse rooftops of three enterprises within China: China Merchants Logistics Holding Co., Ltd., China Merchants Bonded Logistics Ltd. and China Ocean Shipping Agency Shenzhen Ltd. The value of the Exclusive Development Rights and the final shareholding percentages in Sinofield of CTDC, GCL and CMNE were to be finalized and determined by the parties based on due diligence results and an independent appraisal report.

Jones Lang LaSalle Corporate Appraisal and Advisory Limited (the “Independent Appraisal Firm”) was retained to evaluate the fair value of the Exclusive Development Rights. According to the valuation report dated March 23, 2012, the fair value of 100% equity interest in such Exclusive Development Rights as at December 31, 2011 was HK$189,705,864 (the “Valuation Report”). The Independent Appraisal Firm carried out its valuation on a fair value basis through the application of the income approach technique known as the discounted cash flow methodology. The Independent Appraisal Firm’s determination of value is based on accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of many uncertainties, including but not limited to, achievement of the forecast operating results, sufficiency of the projected investment in facilities and equipment for future business growth, and no material change in existing political, legal, technological, fiscal or economic conditions. Shareholders are advised to read the entire Valuation Report, which is attached as Exhibit 99.1 to this report for additional information, including details regarding the valuation basis, assumptions and methodology used in connection with the Independent Valuation Firm’s valuation of the Exclusive Development Rights. The Valuation Report will be made available for inspection and copying by any shareholder or its representative who has been so designated in writing at our principal executive offices located at Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong during our regular business hours.

Although GCL is still in process of conducting its due diligence review of Sinofield, CMNE and Sinofield have determined to proceed with the subscription transaction set forth in the Framework Agreement without GCL. GCL may or may not participate in the subscription in the future, depending on the results of its due diligence review. On March 27, 2012, CMNE and Sinofield entered into the Subscription Agreement, pursuant to which CMNE agreed to subscribe for and purchase from Sinofield, upon the terms and subject to the conditions set forth in the Subscription Agreement, 220 ordinary shares of Sinofield. In consideration of Sinofield’s allotment and issuance of such ordinary shares, CMNE shall transfer to Sinofield its entire interest in China Technology New Energy Limited, which holds the Exclusive Development Rights, based on an agreed value of HK$132,000,000. Upon completion of the subscription, CMNE will own 220 ordinary shares of Sinofield, representing 68.75% of the total issued and outstanding capital stock of Sinofield, and the Company will continue to own 100 ordinary shares of Sinofield, representing 31.25% of the total issued and outstanding capital stock of Sinofield. In connection with the transaction, CTNE will become a wholly-owned subsidiary of Sinofield. No shareholders agreement will be entered into by CMNE and the Company.

The complete text of the Subscription Agreement is included as Exhibit 99.2 to this report. In the event of any conflict between the description provided in the proxy statement dated February 10, 2012 (the “Proxy Statement”) and this report on Form 6-K, this report will be deemed to supersede the description (or applicable portion thereof) set forth in the Proxy Statement. Shareholders are advised to read the complete text of the exhibits to this report.

Shareholders are cordially invited to attend our extraordinary general meeting of shareholders (the “EGM”) to be held at our offices located at Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong on March 30, 2012 at 10:00 a.m., Hong Kong time, to act upon the approval of the Subscription Agreement and the transactions contemplated thereby. A proxy statement regarding the EGM is available on the website https://materials.proxyvote.com/G84384.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

By:	/s/ Alan Li

Name:	Alan Li

Title:	Chairman and Chief Executive Officer

Date: March 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Valuation Report Regarding the Exclusive Development Rights

Exhibit 99.2	Execution Copy of the Subscription Agreement